Exhibit 99.2

Report of Voting Results for 2023 Annual and Special Meeting of Shareholders

TORONTO, June 15, 2023 – Thomson Reuters Corporation (“Thomson Reuters”) today announced voting results for its annual and special meeting of shareholders held virtually on June 14, 2023. The matters set out below are described in greater detail in the management proxy circular dated April 26, 2023. The votes were conducted by ballot.

1.	Election of Directors

14 nominees were elected to the Thomson Reuters Board. Each director elected will continue to hold office until the next annual meeting of shareholders of Thomson Reuters or until the director resigns or a successor is elected or appointed.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David Thomson	421,385,084	98.03%	8,451,576	1.97%
Steve Hasker	428,662,097	99.73%	1,174,562	0.27%
Kirk E. Arnold	428,225,758	99.63%	1,610,901	0.37%
David W. Binet	413,521,465	96.20%	16,315,195	3.80%
W. Edmund Clark, C.M.	415,604,216	96.69%	14,232,444	3.31%
LaVerne Council	429,495,797	99.92%	340,862	0.08%
Michael E. Daniels	423,270,471	98.47%	6,566,188	1.53%
Kirk Koenigsbauer	429,322,449	99.88%	514,210	0.12%
Deanna Oppenheimer	426,869,824	99.31%	2,966,835	0.69%
Simon Paris	428,399,133	99.67%	1,437,527	0.33%
Kim M. Rivera	429,516,474	99.93%	320,185	0.07%
Barry Salzberg	428,309,771	99.64%	1,526,888	0.36%
Peter J. Thomson	418,038,740	97.26%	11,797,920	2.74%
Beth Wilson	429,355,590	99.89%	481,069	0.11%

2.	Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as auditor of Thomson Reuters to hold office until the next annual meeting of shareholders and the directors were authorized to fix their remuneration.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
434,327,171	99.71%	1,242,334	0.29%

3.	Advisory Resolution on Executive Compensation

The advisory resolution accepting Thomson Reuters’ approach to executive compensation described in the management proxy circular was approved.

Votes For	% Votes For	Votes Against	% Votes Against
418,945,886	97.47%	10,890,801	2.53%

4.	Plan of Arrangement

The special resolution approving the plan of arrangement under Section 182 of the Business Corporations Act (Ontario) under which Thomson Reuters will (i) make a cash distribution of US$4.67 per common share, or approximately US$2.2 billion in the aggregate, and (ii) consolidate its outstanding common shares (or “reverse stock split”) on a basis that is proportional to the cash distribution, all as more particularly described in the management proxy circular, was approved.

Votes For	% Votes For	Votes Against	% Votes Against
429,581,471	99.94%	255,216	0.06%